Morgan Stanley Emerging Markets Debt Fund, Inc.

522 Fifth Avenue

New York, New York 10036

September 22, 2009

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Larry Greene, Division of Investment Management
Mail Stop 0505

Re:                             Morgan Stanley Emerging Markets Debt Fund, Inc.
(File No. 333-160673)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-14 8C for Morgan Stanley Emerging Markets Debt Fund, Inc. (the “Fund”) filed with the Securities and Exchange Commission on July 17, 2009.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-14 8C, which will be filed via EDGAR on or about September 22, 2009.

GENERAL COMMENTS TO FORM N-14 8C

Comment 1.	Please file a letter responding to these comments from the Staff that incorporates the “Tandy” information via EDGAR.

Response 1.   This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.	Please confirm that the proposed reorganization is or will be noted in the Fund’s semi-annual report to shareholders.

Response 2.   The semi-annual report to shareholders includes a reference to the proposed reorganization.

GENERAL COMMENTS TO PROXY STATEMENT/PROSPECTUS

Comment 3.	Please confirm the numbers included in the capitalization table.

Response 3.   The numbers included in the capitalization table have been updated.

Comment 4.	Please include a proxy card in the next filing.

Response 4.   We plan to include a form of proxy card in Pre-Effective Amendment No. 1.

Comment 5.	Please confirm that there are no differences in the service features offered to each Fund’s stockholders.

Response 5.   There are no differences in the service features offered to each Fund’s stockholders.

Comment 6.	Please confirm that Morgan Stanley Global Opportunity Bond Fund does not have any debt or preferred shares outstanding.

Response 6.   Morgan Stanley Global Opportunity Bond Fund does not have any debt or preferred shares outstanding.

Comment 7.

Please confirm that the inclusion of the following disclosure is appropriate:  “These securities have not been approved or disapproved by the Securities and Exchange Commission or any State Securities Commission, nor has the Securities and Exchange Commission or any State Securities Commission passed on the accuracy or adequacy of this Prospectus.  Any representation to the contrary is a criminal offense.”

Response 7.   The referenced disclosure, as revised, is appropriate.

Comment 8.	Please include the “Acquired Fund Fees and Expenses” line item in the Fee table, if appropriate.

Response 8.   This line item is not applicable to the Funds at this time.

Comment 9.	Please confirm that the term “Combined Fund” in the Fee table is properly defined.

Response 9.   The term “Combined Fund” is properly defined earlier in the prospectus.

Comment 10.	Please consider deleting the first two line items in the Fee table since the answers are “None.”

Response 10.   The first two line items have been deleted.

Comment 11.	Please confirm that the use of the word “hypothetical” is appropriate in the introduction to the Example.

Response 11.   The introduction has been revised to conform with Form requirements.

Comment 12.	Please consider adding additional disclosure relating to the current recession.

Response 12.   The referenced disclosure has been enhanced.

Comment 13.

Please deleted the word “Currently” from the following sentence:  “Currently, each Fund’s common shares trade on the NYSE (Global Opportunity Bond symbol: MGB; Emerging Markets Debt symbol: MSD) and may only be purchased and sold through a broker or dealer at the market price, plus a brokerage commission.”

Response 13.   The word “Currently” has been deleted.

Comment 14.

Please consider clarifying the following sentence:  “If consummated, the Reorganization will give stockholders of Global Opportunity Bond the opportunity to capture the value of the discount between market price and NAV of the common shares, if any, at the time of the Reorganization because stockholders of Global Opportunity Bond will become holders of Emerging Markets Debt Shares with the same aggregate NAV as common shares of Global Opportunity Bond.”

Response 14.   The disclosure has been revised.

Comment 15.	Please include a description of the types of entities included in the following: “entities organized to restructure outstanding debt of such issuers.”

Response 15.  The disclosure has been included.

Comment 16.	Please clarify the following reference: “joined the team managing the Fund.”

Response 16.   The disclosure has been revised.

Comment 17.	Please clarify whether the options on swaps in which the Funds may invest are traded “over-the-counter.”

Response 17.   The disclosure has been clarified to note that the Funds may invest in options on swaps which are traded over-the-counter.

Comment 18.

Please explain the phrase “when required by law,” in the following sentence:  “When required by law, each Fund will cause its custodian bank to earmark cash, U.S. government securities or other appropriate liquid portfolio securities in an amount equal to the value of the Fund’s total assets committed to the consummation of forward contracts entered into under the circumstances set forth above.”

Response 18.   Each Fund will comply with the segregation requirements relating to investments in derivatives as required by the Investment Company Act of 1940, as amended.

Comment 19.	Please consider whether the new short sales rules require additional disclosure.

Response 19.   We believe that the current disclosure regarding short sales is appropriate.

Comment 20.	Please include all appropriate opinions in Pre-Effective Amendment No. 1.

Response 20.   All appropriate opinions will be included in Pre-Effective Amendment No. 1.

Comment 21.	Please include the auditor’s consent in Pre-Effective Amendment No. 1.

Response 21.   The auditor’s consent will be included in Pre-Effective Amendment No. 1.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6988.  Thank you.

Best regards,

/s/ Mary E. Mullin

Mary E. Mullin